SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                                VISTA GOLD CORP.

                                (Name of Issuer)

                                  Common Shares

                         (Title of Class of Securities)

                                   927926 20 4

                                 (CUSIP Number)

              Exploration Capital Partners 2000 Limited Partnership
                               c/o Keith Presnell
                        Global Resource Investments Ltd.
                               7770 El Camino Real
                           Carlsbad, California 92009
                               Tel.: 760-943-3939

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 20, 2003

             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

CUSIP No. 927926 20 4                                                Page 2 of 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                       Exploration Capital Partners
                                                        2000 Limited Partnership
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                88-0451737
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                 WC


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                      Nevada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                                                                              0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY                                                          1,846,714
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                                                     0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                                                      1,846,714
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      1,846,714
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                                                             PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 927926 20 4                                                Page 3 of 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON            Resource Capital Investment Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                88-0384205

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                          Not Applicable


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                      Nevada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                                                                              0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY                                                          1,846,714
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                                                     0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                                                      1,846,714
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      1,846,714
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                                                             CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 927926 20 4                                                Page 4 of 7


                                  SCHEDULE 13D
                                (Amendment No. 4)

      The Statement on Schedule 13D, dated May 3, 2002, initially filed by Exploration Capital Partners 2000 Limited Partnership ("Exploration Capital") and its corporate general partner, Resource Capital Investment Corporation ("Resource Capital"), as amended by Amendment No. 1, dated July 2, 2002, Amendment No. 2, dated November 13, 2002, and Amendment No. 3, dated December 16, 2002 (as so amended, the "Schedule 13D"), is hereby amended by this Amendment No. 4, dated May 30, 2003 (the "Amendment"), to reflect certain changes in the information previously filed in the Schedule 13D relating to the outstanding Common Shares of Vista Gold Corp. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

      NOTE: Beneficial ownership calculations below are based on 12,621,819 Common Shares of the Issuer outstanding as of May 21, 2003.

Item 5. Interest in Securities of the Issuer

      Item 5(a) and (c) are hereby amended and restated to read in their entirety as follows:

      (a) Exploration Capital is the direct beneficial owner of 1,846,714 Shares (including 1,122,807 immediately exercisable purchase warrants), representing approximately 13.4% of the Issuer's outstanding Common Shares. By virtue of the relationships described under Item 2 of the Schedule 13D, Resource Capital may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

      By virtue of the relationships described under Item 2 of the amended Statement on Schedule 13D, dated May 30, 2003, filed by Mr. Rule et al., Mr. Rule may be deemed to share indirect ownership of (i) the Shares directly beneficially owned by Exploration Capital and (ii) 275,820 Shares (all of which are immediately exercisable share purchase warrants) directly beneficially owned by Global Resource Investments Ltd. ("Global Resource"). These represent an aggregate indirect beneficial ownership of 2,122,534 Shares, or approximately 15.1% of the Issuer's outstanding Common Shares.

      Mr. Presnell is the direct beneficial owner of 136,479 Shares (including 88,479 immediately exercisable purchase warrants), representing approximately 1.1% of the Issuer's outstanding Common Shares.

      (c) Since the filing of Amendment No. 3 to the Schedule 13D, the following transactions have occurred with respect to the Shares beneficially owned by the Reporting Persons (and indirectly beneficially owned by Mr. Rule):

Exploration Capital sold Common Shares in open market transactions on the American Stock Exchange, as follows:

              Date            No. of Shares       Price per Share
              -------         -------------       ---------------
              5/20/03                56,100               $  3.62
              5/21/03               150,000               $  3.54

Since the filing of Amendment No. 3 to the Schedule 13D, the following transactions have occurred with respect to Shares, other than those beneficially owned by the Reporting Persons, that were indirectly beneficially owned by Mr.
Rule:

Global Resource exercised Common Share purchase warrants and distributed the Common Shares received on exercise, as follows:

CUSIP No. 927926 20 4                                                Page 5 of 7


1/24/03 - exercised warrants (expiry date 3/18/07) to purchase 12,476 Common Shares @$1.50, distributed to a person unaffiliated with either of the Reporting Persons

1/27/03 - exercised warrants (expiry date 2/1/07) to purchase 8,000 Common Shares @$1.50, distributed to Mr. Presnell as compensation

Rule Investments, General Partner of Global Resource, sold Common Shares, all in open market transactions on the American Stock Exchange, as follows:

              Date            No. of Shares       Price per Share
              -------         -------------       ---------------
              1/8/03                 20,250               $  5.55
              1/8/03                  2,000               $  5.56
              1/8/03                  2,500               $  5.57
              1/9/03                103,574               $5.5301
              1/10/03                30,000               $ 5.715
              3/25/03                70,000               $  3.13

      Since the filing of Amendment No. 3 to the Schedule 13D, the following transactions have occurred with respect to the Shares beneficially owned by Mr. Presnell, in addition to the receipt of 8,000 Common Shares described above:

On February 7, 2003, Mr. Presnell purchased 30,000 Common Shares and 30,000 warrants of the Issuer as part of a private placement, as follows: On February 7, 2003, the Issuer completed a private placement of 1,400,000 special warrants at a price of $2.43 per special warrant. Mr. Presnell purchased 30,000 of the special warrants. These were automatically converted into equity units upon shareholder approval of the financing, which occurred on February 27, 2003. Each unit consists of one Common Share and one warrant, exercisable over a four-year period from the issuance date, to purchase one common share for $3.14 during the first year, $3.56 during the second year, $3.92 during the third year and $4.28 during the fourth year.

Mr. Presnell sold Common Shares, all in open market transactions on the American Stock Exchange, as follows:

              Date            No. of Shares       Price per Share
              --------        -------------       ---------------
              12/18/02                1,200               $  3.55
              12/18/02                  599               $  3.50
              12/19/02                1,600               $  3.60
              12/19/02                  500               $  3.61
              12/19/02                  500               $  3.60
              12/19/02                  300               $  3.64
              12/19/02                  100               $  3.65
              1/2/03                  1,000               $  3.97
              1/3/03                  1,000               $  4.41
              1/6/03                  1,000               $  4.61
              1/7/03                    800               $  4.85
              1/7/03                    200               $  4.89
              1/8/03                    800               $  5.27
              1/8/03                    200               $  5.28
              1/9/03                  1,000               $  5.49
              1/17/03                 1,000               $  5.21
              1/23/03                 1,000               $  5.12
              1/28/03                 1,000               $  3.81
              2/4/03                  2,000               $  4.36
              2/4/03                  2,000               $  4.42
              2/5/03                  1,000               $  4.91
              2/12/03                 1,000               $  4.00

CUSIP No. 927926 20 4                                                Page 6 of 7


              Date            No. of Shares       Price per Share
              --------        -------------       ---------------
              2/13/03                 1,000               $  4.15
              2/13/03                 1,000               $  4.40
              2/18/03                 2,000               $  4.06
              2/25/03                 1,200               $  4.05
              2/25/03                   800               $  4.04
              2/28/03                   600               $  4.07
              2/28/03                   400               $  4.05
              2/28/03                 2,000               $  4.10
              3/11/03                 2,000               $  3.10
              3/14/03                 1,000               $  3.54
              4/17/03                 1,000               $  3.41
              4/20/03                 2,000               $  2.98
              5/7/03                  2,000               $  3.43
              5/20/03                 1,000               $  3.57
              5/22/03                 2,000               $  3.50

CUSIP No. 927926 20 4                                                Page 7 of 7


                                   SIGNATURES

      After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 30, 2003              Exploration Capital Partners 2000 Limited
                                Partnership

                                By: Resource Capital Investment Corporation, its
                                    general partner


                                By: /s/ Keith Presnell
                                    -----------------------------------------
                                    Keith Presnell, Chief Financial Officer

Date: May 30, 2003              Resource Capital Investment Corporation


                                By: /s/ Keith Presnell
                                    -----------------------------------------
                                    Keith Presnell, Chief Financial Officer